Mail Stop 4561

April 27, 2009

Mr. James Vandeberg
Chief Financial Officer
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia, V7A 5E9, Canada

      Re: **Reg Technologies Inc.**
              Form 20-F for the Fiscal Year Ended April 30, 2008
              Filed November 14, 2008, as Amended on December 3, 2008
              File No. 000-24342

Dear Mr. Vandeberg:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Daniel L. Gordon
              Branch Chief